Exhibit 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY		JURISDICTION OF INCORPORATION
1.	Versata (Europe) Limited	United Kingdom
2.	Versata Europe BVBA	Belgium
3.	Versata GmbH	Germany
4.	Versata France, SA	France
5.	Versata (Australia) Pty. Limited	Australia
6.	Versata (Canada) Limited	Canada
7.	Versata (India) Private Limited	India